U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

   Walker  Jeffrey    C.
   (Last)  (First)  (Middle)

   c/o CB Capital Investors, L.P.
   380 Madison Avenue - 12th Floor
   (Street)

   New York   New York    10017
   (City)     (State)     (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

   7/1/99

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Issuer Name and Ticker or Trading Symbol

   iXL Enterprises, Inc. ("IIXL")

5. Relationship of Reporting Person to Issuer (Check all applicable)

   /X/ Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Reporting (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).

            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security                 (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
Common Stock                      7,939,427           I            (FN 1)




         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date                                                          Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------




                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or          Indirect
                                                   Price of       Indirect        Beneficial
1. Title of Derivative                             Derivative     (I)             Ownership
   Security (Instr. 4)                             Security       (Instr. 5)      (Instr. 5)
----------------------------------------------  -------------  -------------  --------------





Explanation of Responses:

(1) On July 1, 1999, Jeffrey C. Walker, a general partner of Chase Capital Partners ("CCP"), became a director of iXL Enterprises, Inc. ("iXL"). In addition, until May 31, 1999, I. Robert Greene, a director of iXL, was a general partner of CCP. CCP is the limited partner of CB Capital Investors, L.P. ("CBCI, L.P.") and is also the investment manager of CB Capital Investors Inc., the sole general partner of CBCI, L.P. CBCI, L.P. owns 7,939,427 shares of Common Stock, a portion of which may be deemed attributable to the reporting person because of his position as a general partner of CCP. The actual pro rata portion of the beneficial ownership attributable to Mr. Walker is not readily determinable because it is subject to several variables, including internal rate of returns and vesting of interests within CCP and CBCI, L.P.

Mr. Greene resigned as partner of CCP effective May 31, 1999 and became a principal of Flatiron Partners LLC as of June 1, 1999. Currently, Flatiron Fund 1998/99, LLC, which is managed by Flatiron Partners LLC, and Flatiron Associates LLC (f/k/a Friends of Flatiron LLC) hold 223,214 shares of Common Stock. Flatiron Partners LLC holds 909,614 shares of Common Stock.

Flatiron Associates LLC, Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with affiliates of CBCI, L.P. (the "Chase Entities"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage internet companies (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron Investors receiving the equivalent of a standard carried interest from the Chase Entities. Upon the occurrence of certain contingencies that are outside the control of the Chase Entities, certain Chase Entities may acquire a pecuniary interest in the investments made by the Flatiron Investors. None of the Chase Entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron Investors. CBCI, L.P. disclaims beneficial ownership of the Issuer's securities held by the Flatiron Group; accordingly, the filing of this form shall not be construed as an admission that the Chase Entities, CBCI, L.P. or any of the other reporting persons are the beneficial owners of such securities.

      /s/ Jeffrey C. Walker                         7/12/99
---------------------------------------    --------------------------
          Jeffrey C. Walker                           Date

    **Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).